FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of Full Year 2012 and Q4 2012 Earnings Presentation.

2

March 2013 Full Year 2012 & 4th Quarter 2012 Earnings Webcast Item 1

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

Agenda Highlights 2012 1 Q4 2012 Results 2 Financial Situation 3 Summary 4 3

Highlights 2012 - Upstream
Total hydrocarbon production
(y.o.y. variation)
Natural gas production
(y.o.y. variation)
Crude oil production
(y.o.y. variation)
2009 2010 2011 2012 2009 2010 2011 2012 2009 2010 2011 2012
-7.6%
-5.3%
-8.3%
-0.6%
-4.7%
-1.6%
-7.6%
2.2%
-11.9%
-7.9%
-10.2%
-2.3%
Stabilized upstream production, establishing the base for future growth

5 +1.4% +4.9% Highlights 2012 - Downstream Refinery throughput (kbbl/d) Increased downstream activity to match local demand growth 284 288 2011 2012 285 299 2H 2011 2H 2012

(1) Petrochemicals includes fertilizers.
(2) Others (net of sales tax) includes: grain, flour and oils,  kerosene,  crude, residual carbon, asphalts
Highlights 2012 - Revenues
Revenues (ARS million)
Healthy and diversified revenue growth
+19.5%
Revenues by product
Gasoline
Diesel
Natural gas
JP1
LPG
Fuel Oil
Petrochemicals
Others
Exports
1
2
56,211
67,174
2011 2012
19%
41%
7%
2%
3%
3%
4%
10%
11%

Highlights 2012 - Financial Results
Operating cashflow (ARS million)
Net income (ARS million) (*)
EBITDA (ARS million)
Strong annual results; particularly in operating cashflow
+36.4%
- 12.2%
+21.3%
(*) Includes deferred income tax effect of 1,943 MARS in 2012 and 646 MARS in 2011
12,686
17,301
2011 2012
14,889
18,053
2011 2012
4,445
3,902
2011 2012

Highlights 2012 - Financial Results (cont.)
Extended debt maturities at competitive rates
1,112
4,747
17,301
2,737
-16,403
Cash and equivalents
at the end of 2011
Cashflow from
operations (1)
Net financing Capex (2) Cash and equivalents
at the end of 2012
In million of ARS
(1) Includes effect of changes in exchange rates  / (2) Effective spendings in fixed assets acquisitions during the year

Highlights 2012 - Reserves and activity
+80%
Today 49 rigs
26
46
Q1 2012 Dec-12
153
107
46
Total
Hydrocarbon
Liquids Natural Gas
Active drilling rigs Reserve adds (million BOEs)
Dramatic increase in drilling activity should result in future reserve growth
86% 106% 59%
RRR

Highlights 2012 - Vaca Muerta Exploration Update
Continued full Vaca Muerta delineation confirming our model; thus understanding the oil / wet gas / dry gas windows
Confirmation of oil core area
north of Loma La Lata
Addition of a new oil core area
in the northern part of the formation
Continuity between the two
core areas confirmed
Shale gas potential confirmed
with four positive wells
Tested potential in
the formation borders
2012
Exploration activity
in Vaca Muerta
Vaca Muerta
Shale play
Gas Oil

Highlights 2012 – Vaca Muerta Development Update
Progress towards finding the key to turn Vaca
Muerta into a highly profitable shale development
Shale wells Qi evolution
Completion costs per vertical well
Oct-10 Jan-11 Apr-11 Aug-11 Nov-11 Feb-12 May-12 Sep-12 Dec-12
5
10
15
20
25
30
35
40
45
Oil average Qi, M  /d
100
85
88
90
77
3,4
3,1
4,3
4,7
5
1H 2011 2H 2011 1H 2012 2H 2012 Last Well
Completion
costs
Avg. frack
stages per
well
First Vaca Muerta reservoir simulation model (lead by
YPF team together with top North America shale experts)
Increased initial productions due to improved fracking
methodology and by managing the draw down imposed
to the hydraulic fractures
Renegotiated completion contracts generating savings
as efficiency and economies of scale increase
Decreased well cost by 10% during 2012
and completion by more than 20%
Efficiency improvements, moved from
1 up to 3 stage fracks per day
Initiated multi-pad drilling
Started pilot development targeting 130 wells in 2013
3

2012 Financial Results
In million of ARS
7,188
7,903
2,154
579
9
-611
-1,416
2011 Upstream Others Chemicals Controlled
affiliates
Refining and
marketing
2012
Increased operating income despite negative results from controlled affiliates

Agenda Highlights 2012 Q4 2012 Results Financial Situation Summary 1 2 3 4 13

Q4 2012 Operating Income
Operating income reached ARS 1,846 million during Q4 2012, 81.5%
above same period of 2011
In million of ARS
(1) Includes results of consolidated subsidiaries
(1)
1,017
1,846
3,950
72
-1,714
-484
-461
-415
-119
4Q 2011 Revenues Exploration
expenses
Costs of
sales
Others DD&A SG&A Purchases 4Q 2012

Q4 2012 Upstream Results
Upstream operating income was ARS 1,194 million in Q4 2012, due to higher revenues driven by an increase in crude oil and natural gas prices
In million of ARS
(1) Includes results of consolidated subsidiaries
(1)
740
1,194
1,797
12
-864
-328
-109
-39 -15
4Q 2011 Revenues Others Production
costs
DD&A Royalties Purchases Affiliates 4Q 2012

Q4 2012 Downstream Results
Higher crude oil prices negatively impacted operating income despite increased volumes and prices
In million of ARS
(1) Includes results of consolidated subsidiaries
(1)
1,227
805
2,606
29
-2,536
-289
-165
-67
4Q 2011 Revenues Others Purchases SG&A Production
costs
DD&A 4Q 2012

Q4 2012 Chemicals Results
Higher exports of methanol, alcohol and solvents increased
revenues during Q4 2012
In million of ARS
251
351
394
-193
-60
-39
-2
4Q 2011 Revenues Purchases SG&A Production costs DD&A 4Q 2012

Q4 2012 Capex
(1)
1. Economic capex figures as expressed in Exhibit A of Q4 2012 YPF financial statements.
Others
Chemicals
Refining and marketing
Upstream
+36.9%
Refining and Marketing
Progress of Coke unit replacement
project which will increase our
production of gasoline and gasoil.
Chemicals
Continuous progress in the CCR
in CILP, start up in 2013.
Upstream
Conventional drilling in the areas
of Las Heras, El Guadal and Cañadón
Seco in San Jorge basin, Loma La Lata
and Aguada Toledo in Sierra Barrosa
in Neuquina basin.
Exploratory activity in unconventional
formations in the areas of Bandurria,
La Amarga Chica, Loma Amarilla and
Cerro las Minas in the Neuquina basin.
4,976
6,812
4Q 2011 4Q 2012

19 Agenda Highlights 2012 1 Q4 2012 Results 2 Financial Situation 3 Summary 4

Access to financing Consolidated statement of cash flows (MARS)
(2)
Notes Amount Interest Rate Maturity
Class VI (Q3 2012) ARS 100M 16.74% 270 days
Class VII (Q3 2012) ARS 200M BADLAR+300bps 18 months
Class VIII (Q3 2012) ARS 1,200M BADLAR+400bps 36 months
Class IX (Q4 2012) USD 130M 5% 24 months
Class X (Q4 2012) USD 552M 6.25% 48 months
Class XI (Q4 2012) ARS 2,110M BADLAR+425bps 51 months
Class XII (Q4 2012) ARS 150M 19% 12 months
Class XIII (Q4 2012)
Class XIII (Q1 2013)
ARS 2,328M
ARS 500M
BADLAR+475bps
BADLAR+279bps
72 months
Class XIV (Q1 2013) ARS 300M 19% 12 months
Class XV (Q1 2013) USD 229,8M 2.5% 21 months
Financial situation
Successfully financed 2012 operations and pre-financed part of 2013
978
4,747
4,740
4,053
-5,024
Cash and
equivalents at the
beginning of Q4
(1)
Cashflow
from
operations
Net financing Capex
Cash and
equivalents at
the end of Q4
Successful issuance of ARS 11.3bn notes during 2012 and
the beginning of 2013, ARS 7.87bn notes during Q4 2012
During Q4 2012, cash and equivalents increased almost
ARS 4bn, pre-financing part of 2013 activities
(1) Includes effect of changes in exchange rates / (2) Effective spendings in fixed assets acquisitions during the quarter

21 21
Maturity of financial liabilities
2012 - Payment schedule (USD million)
2012
From
0 to 1 year
From
1 to 3 years
More
than 3 years
Total
Percentage 27% 25% 48%
100%
2011
From
0 to 1 year
From
1 to 3 years
More
than 3 years
Total
Percentage 62% 26% 12%
100%
(1) As of December 31 2012
965
295,4
324.2
182.4
132.5
507.6
355.6
880.5
476.1
336.9
0
200
400
600
800
1,000
Cash
12/31/2012
0-3 months 3-6 months 6-9 months 9-12 months 1-2 years 2-3 years 3-4 years 4-5 years More than 5 years

Agenda Highlights 2012 1 Q4 2012 Results 2 Financial Situation 3 Summary 4 22

Summary
2012
• Stopped production decline increasing drilling activity
• Stabilized our financial situation and pre-financed part of 2013
• Increased natural gas well head price
• Extended concessions
• Continuous success in unconventional drilling
• Recovered 90% utilization capacity in our refineries
• Actively managed relationship with labor unions
2013
• Focus on profitable growth: continued production and revenue growth with cost control
• Aggressive capex plan but maintaining sound capital structure
• Improve performance of subsidiaries
Executed High Impact Plan
Focus on Strategic Plan and adapt it as needed

Full Year 2012 & 4th Quarter 2012 Earnings Webcast Questions and Answers

March 2013 Full Year 2012 & 4th Quarter 2012 Earnings Webcast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 12, 2013	By:	/s/ Gabriel E. Abalos
	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer